925 Page Mill Road
Palo Alto, California 94304
(650) 846-7500

February 15, 2005

Dear Genencor Stockholder:

We are pleased to inform you that on January 27, 2005, Genencor International, Inc. entered into an acquisition agreement with Danisco A/S and a subsidiary of Danisco. Under the terms of this acquisition agreement, Danisco and its subsidiary have commenced a tender offer to purchase all of the outstanding shares of common stock of Genencor not owned by Danisco and its subsidiaries for $19.25 per share in cash.

Danisco has also entered into a definitive stock purchase agreement with Eastman Chemical Company pursuant to which Eastman has agreed not to tender its shares of Genencor common stock in the tender offer. In accordance with this agreement, Danisco, through an indirect wholly owned acquisition subsidiary, will, subject to certain conditions, acquire all of the outstanding shares of common stock of Genencor held by Eastman for $15 per share in cash and all of the outstanding shares of preferred stock of Genencor held by Eastman for $44 million in cash. Danisco and Eastman currently each own approximately 41.6% of Genencor's outstanding shares of common stock and 50% of Genencor's outstanding shares of preferred stock.

The tender offer is conditioned on, among other things, there being validly tendered in the offer, and not withdrawn prior to the expiration of the offer, that number of shares of common stock of Genencor which represents a majority of the outstanding shares, excluding shares held by Danisco and its affiliates, shares held by Eastman and its affiliates, and shares held by officers and directors of Genencor and their respective affiliates. If shares are purchased in the tender offer, any share not tendered will be acquired in a merger at the same $19.25 cash price per share.

A Special Committee comprised solely of independent directors of Genencor, and the Genencor Board of Directors, each has determined that the tender offer and the merger are fair to, and in the best interests of, Genencor's stockholders (other than Danisco, Eastman and their respective affiliates). The Special Committee and the Genencor Board both recommend that Genencor stockholders (other than Danisco, Eastman and their respective affiliates) accept the tender offer and tender their shares in the tender offer.

Enclosed with this letter is Genencor's Solicitation/Recommendation Statement on Schedule 14D-9, Danisco's Offer to Purchase, a Letter of Transmittal and other related materials. Please give all of the enclosed materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

Sincerely,
Jean-Jacques Bienaimé Chairman and Chief Executive Officer